82-4302

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.С
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

02055279

«20» 09 2002г. № 13 - 481

[вручить лично через курьера]

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 07 2002
WASH, D.C. 154

SUPPL

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

A O Surgutneftegas

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **уведомляем Вас об изменении в списке юридических лиц, в которых ОАО «Сургутнефтегаз» владеет долей участия**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 листе в 1 экземпляре.

С уважением,

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

dlw 10/9

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

Серебряков А.Н.
42-63-41

628400, Российская Федерация, Тюменская область, г.Сургут,	*Тел.:*	*42-61-33 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*

82-4302

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«20» 09 2002г. № 13 - 481

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we would like to **inform you about the change in the list of the legal entities where OJSC Surgutneftegas owns a share.** Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 1 page.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

Serebriakov A.N.
42-63-41

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***6.09.2002***
Код факта (события, действия): ***0400155А06092002***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Закрытое акционерное общество "Сургутнефтегазбанк";
- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: 628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19;
- Доля ОАО "Сургутнефтегаз" в уставном капитале (доля акций) Закрытого акционерного общества "Сургутнефтегазбанк":
- До изменения: 89,89%;
- После изменения: 91,59;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 6 сентября 2002 года.

И.о. генерального директора ***Н.И. Матвеев***

Open Joint Stock Company "Surgutneftegas"
INN 8602060555

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***6.09.2002***
The code of fact (event, action): ***0400155A06092002***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Closed Joint Stock Company "Surgutneftegasbank";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Russian Federation;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 19, the city of Surgut, Tyumenskaya Oblast, Russian Federation, 628400;***
- ***The Issuer's share in the charter capital (equity share) of CJSC "Surgutneftegasbank":***
- ***Before change: 89.89%;***
- ***After change: 91.59%;***
- ***The date when the share in the charter capital (equity share) was changed: September 6, 2002.***

Acting Director General ***N.I.Matveev***

This document was compiled based on Electronic Questionnaire of Russia's Federal Commission for the